UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Apellis Pharmaceuticals, Inc.

(Name of Subject Company)

Apellis Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Cedric Francois, M.D., Ph.D.

President and Chief Executive Officer

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

(617) 977-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stuart M. Falber Hal J. Leibowitz Andrew R. Bonnes Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Adam O. Emmerich, Esq. Ronald C. Chen, Esq. Victor Goldfeld, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2026 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on April 14, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Biogen Inc., a Delaware corporation (“Biogen”), and (ii) Aspen Purchaser Sub, Inc., a Delaware corporation and wholly owned subsidiary of Biogen (“Purchaser”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Apellis in exchange for (A) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (B) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement to be entered into by and among Biogen, Apellis and a rights agent mutually acceptable to Biogen and Apellis, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “offer to purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

As described further below, since the filing of the Schedule 14D-9, three complaints have been filed as individual actions by purported stockholders of Apellis in New York and Massachusetts state courts alleging that the Schedule 14D-9 and/or the Schedule TO misrepresent and/or omit certain material information. Certain demand letters have also been sent by other purported stockholders of Apellis making similar allegations. Apellis believes that the allegations and claims asserted in the complaints and demand letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. However, solely to avoid the risk of delay to the proposed transactions described in the Schedule 14D-9, to minimize the associated costs, risks and uncertainties and to provide additional information to its stockholders, Apellis is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 4. The Solicitation of Recommendation” and “Item 8. Additional Information” (collectively, the “supplemental disclosures”). The supplemental disclosures should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in the supplemental disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Apellis specifically denies all allegations in the complaints and demand letters, including that any additional disclosure was or is required or material.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. For clarity, unless otherwise noted, new text is identified with bold, underlined text and deleted text is identified with ~~crossed-out text~~.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraph under the heading “—Future Arrangements” on page 13 is amended and restated as follows:

Any executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Biogen, any of its affiliates or the surviving corporation. None of Biogen’s proposals or indications of interest in pursuing the transactions included proposals with respect to the terms on which any executive officers of Apellis would be employed by Biogen. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and the surviving corporation and/or its affiliates have been established or discussed.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

2.	The third full paragraph on page 20 is amended and restated as follows:

On November 1, 2024, Apellis and Biogen entered into a confidentiality agreement containing customary non-disclosure provisions. The confidentiality agreement contained a 12-month standstill provision that would fall away upon Apellis’ entry into any definitive agreement providing for a change-of-control transaction, and it contained a customary don’t-ask-don’t-waive provision during the term of the standstill. The standstill provision also permitted Biogen to submit confidential acquisition proposals to Apellis.

3.	The first full paragraph under the heading “—The Projections” on page 33 is amended and restated as follows:

In preparing the projections, the management team of Apellis applied certain assumptions across certain scenarios identified as Scenarios A, B and C (each of Scenario A, Scenario B and Scenario C, a “scenario”) described below that varied by, among other things, the levels of commercial performance of SYFOVRE® and EMPAVELI®, including as driven by the estimated size of treated populations and market penetration rates in the United States and internationally, and the potential incremental value contribution of Apellis’ research and development programs in ophthalmology, rare diseases and neurology, including as driven by the probable levels of regulatory and commercial success of such programs.

4.	The tables on page 34, including the footnotes underneath the tables, are amended and restated as follows:

($ in millions)	9M ‘26E	‘27E	‘28E	‘29E	‘30E	‘31E	‘32E	‘33E	‘34E	‘35E	‘36E	‘37E	‘38E
Scenario A
Revenue	$740	$908	$1,081	$1,225	$1,386	$1,416	$1,495	$1,760	$1,996	$2,248	$1,689	$1,409	$1,292
Operating Income(2)	($9)	($3)	$320	$451	$560	$603	$672	$940	$1,116	$1,285	$960	$795	$748
Unlevered Free Cash Flow(~~[2]~~3)	($11)	($14)	$292	$421	$542	$591	$660	$916	$1,066	$1,043	$898	$710	$656
Scenario B
Revenue	$740	$1,121	$1,470	$1,837	$2,139	$2,538	$2,763	$2,931	$3,162	$3,451	$2,351	$1,757	$1,495
Operating Income(2)	($9)	$119	$533	$802	$945	$1,289	$1,485	$1,671	$1,844	$2,036	$1,372	$1,001	$869
Unlevered Free Cash Flow(~~[2]~~3)	($11)	$67	$472	$740	$881	$1,252	$1,371	$1,392	$1,523	$1,675	$1,337	$934	$787
Scenario C
Revenue	$740	$1,311	$1,935	$2,608	$3,315	$3,969	$4,367	$4,759	$5,443	$5,554	$3,534	$2,400	$1,879
Operating Income(2)	($9)	$189	$780	$1,228	$1,675	$2,160	$2,444	$2,796	$3,293	$3,312	$2,102	$1,380	$1,096
Unlevered Free Cash Flow(~~[2]~~3)	($11)	$107	$668	$1,114	$1,568	$1,850	$2,014	$2,304	$2,706	$2,756	$2,112	$1,343	$1,029

($ in millions)	‘39E	‘40E	‘41E	‘42E	‘43E	‘44E	‘45E	‘46E	‘47E	‘48E	‘49E	‘50E
Scenario A
Revenue	$1,211	$1,150	$1,042	$1,021	$890	$645	$391	$195	$98	$46	$18	$5
Operating Income(2)	$706	$690	$625	$630	$545	$394	$237	$117	$58	$26	$9	$2
Unlevered Free Cash Flow(~~[2]~~3)	$615	$598	$551	$539	$490	$384	$252	$139	$69	$33	$14	$4
Scenario B
Revenue	$1,332	$1,223	$1,042	$1,021	$890	$645	$391	$195	$98	$46	$18	$5
Operating Income(2)	$778	$738	$625	$630	$545	$394	$237	$117	$58	$26	$9	$2
Unlevered Free Cash Flow(~~[2]~~3)	$692	$648	$566	$539	$490	$384	$252	$139	$69	$33	$14	$4
Scenario C
Revenue	$1,565	$1,367	$1,042	$1,021	$890	$645	$391	$195	$98	$46	$18	$5
Operating Income(2)	$917	$834	$625	$630	$545	$394	$237	$117	$58	$26	$9	$2
Unlevered Free Cash Flow(~~[2]~~3)	$839	$746	$594	$539	$490	$384	$252	$139	$69	$33	$14	$4

(1)	Data from years 2051E to 2059E are excluded as not material to the disclosure.

(2)	Operating Income is defined as total revenue minus cost of sales, research and development and selling, general and administrative expenses.
(~~2~~3)

Unlevered Free Cash Flow is defined as net operating profit (taking into account net operating loss carryforwards) after tax, plus ~~R&D~~research and development tax credits, plus depreciation and amortization, less changes in net working capital and capital expenditures. In preparing the projections, stock-based compensation was treated as a cash expense.

5.	The second and third full paragraphs under the heading “—Discounted Cash Flow Analysis” on page 37 are amended and restated as follows:

The cash flows in each scenario were then discounted to present value as of March 31, 2026, using discount rates ranging from 11.0% to 13.0%, which were based on an estimate of Apellis’ weighted average cost of capital, and the mid-year cash flow discounting convention. Evercore estimated the Company’s weighted average cost of capital based on the application of the capital asset pricing model and considerations that Evercore deemed relevant in its professional judgment and experience.

For each of Scenario A, Scenario B and Scenario C, based on the range of implied enterprise values, Apellis’ estimated cash and cash equivalents balance of approximately $412 million and debt, each as of March 31, 2026, and the number of fully diluted Shares as of March 27, 2026, in each case as provided by Apellis management for such scenario, Evercore derived the range of implied equity values per Share for such scenario. In addition, Evercore calculated a range of implied equity values per Share by applying probability weightings of 30%, 60% and 10% to the respective ranges of implied equity values per Share derived for Scenario A, Scenario B and Scenario C, respectively, which probability weightings were provided by Apellis management based on its beliefs regarding the probability of achieving each scenario. The results of this analysis are set forth below.

6.	The section under the heading “—Selected Public Company Trading Analysis” on page 38 is amended and restated as follows:

Evercore reviewed and compared certain financial information of Apellis to corresponding financial multiples and ratios for ~~the following~~ selected publicly traded companies in the biopharmaceutical industry (the “selected companies”)~~:~~.

•	~~BridgeBio Pharma, Inc.~~

•	~~Madrigal Pharmaceuticals, Inc.~~

•	~~Ascendis Pharma A/S~~

•	~~Axsome Therapeutics, Inc.~~

•	~~Krystal Biotech, Inc.~~

•	~~Mirum Pharmaceuticals, Inc.~~

•	~~PTC Therapeutics, Inc.~~

•	~~TG Therapeutics, Inc.~~

•	~~Corcept Therapeutics Incorporated~~

•	~~Crinetics Pharmaceuticals, Inc.~~

For each of the selected companies, Evercore calculated enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and minority interest, less cash and cash equivalents), with equity values based on closing share prices of the selected companies as of March 30, 2026, as a multiple of estimated revenue in calendar year 2029, which is referred to as “2029E Revenue.” Estimated financial data of the selected companies were based on research analysts’ estimates.

~~This analysis indicated the following:~~ The selected companies reviewed by Evercore and the Total Enterprise Value / 2029E Revenue multiple for each of the selected companies were as follows:

~~Enterprise Value Relative to Benchmark Among Selected Companies~~ 	~~25th Percentile~~ 	~~Median~~ 	~~Mean~~ 	~~75th Percentile~~
~~2029E Revenue~~ 	~~2.5x~~	~~3.5x~~	~~3.7x~~	~~5.0x~~

Company	Total Enterprise Value / 2029E Revenue Multiple
BridgeBio Pharma, Inc.	5.0x
Madrigal Pharmaceuticals, Inc.	3.8x
Ascendis Pharma A/S	4.3x
Axsome Therapeutics, Inc.	3.2x
Krystal Biotech, Inc.	5.8x
Mirum Pharmaceuticals, Inc.	5.0x
PTC Therapeutics, Inc.	2.6x
TG Therapeutics, Inc.	3.2x
Corcept Therapeutics Incorporated	1.8x
Crinetics Pharmaceuticals, Inc.	2.5x
	25th Percentile	2.5x
	Median	3.5x
	Mean	3.7x
	75th Percentile	5.0x

Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore applied an enterprise value / 2029E Revenue multiple reference range of 2.5x to 5.0x to Apellis’ estimated revenue in calendar year 2029 of $1.4 billion based on research analysts’ estimates. Based on this range of implied enterprise values, Apellis’ estimated cash and cash equivalents balance of approximately $412 million and debt, each as of March 31, 2026, and the number of fully diluted Shares as of March 27, 2026, in each case as provided by Apellis management, this analysis indicated a range of implied equity values per Share of $25 to $48, compared to the upfront consideration of $41 per Share (excluding any milestone payments).

Although none of the selected companies is directly comparable to Apellis, Evercore selected these companies because they are publicly traded biopharmaceutical companies that Evercore, in its professional judgment and experience, considered generally relevant to Apellis for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business, operating characteristics and trading performance. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using the data of the selected companies.

7.	The section under the heading “—Selected Transactions Analysis” starting on page 38 is as amended and restated as follows:

Evercore reviewed financial information related to the following selected transactions involving publicly traded target companies in the biopharmaceutical industry announced since January 2022 (the “selected transactions”). ~~The selected transactions reviewed by Evercore, and the month and year each was announced, were as follows:~~

~~Month and Year Announced~~ 	~~Acquiror~~ 	~~Target~~
~~December 2025~~ 	~~BioMarin Pharmaceutical Inc.~~ 	~~Amicus Therapeutics, Inc.~~
~~July 2025~~ 	~~Merck & Co., Inc.~~ 	~~Verona Pharma plc~~
~~June 2025~~ 	~~SANOFI SA~~ 	~~Blueprint Medicines Corporation~~
~~April 2025~~ 	~~Merck KGaA~~ 	~~SpringWorks Therapeutics, Inc.~~
~~January 2025~~ 	~~Johnson & Johnson~~ 	~~Intra-Cellular Therapies, Inc.~~
~~July 2023~~ 	~~Biogen Inc.~~ 	~~Reata Pharmaceuticals, Inc.~~
~~August 2022~~ 	~~Pfizer Inc.~~ 	~~Global Blood Therapeutics, Inc.~~
~~May 2022~~ 	~~Pfizer Inc.~~ 	~~Biohaven Pharmaceutical Holding Company Ltd.~~

For each selected transaction, Evercore calculated the implied enterprise value at the time of the announcement of the applicable transaction (defined as the target company’s implied equity value based on the upfront consideration paid in the applicable transaction (excluding any contingent value right payments) plus total debt, plus preferred equity and minority interest, less cash and cash equivalents) as a multiple of the revenue of the target company for the fourth calendar year after the applicable transaction announcement based on research analysts’ estimates, which we refer to as “T+4 Revenue.” Estimated financial data of the selected transactions was based on publicly available information at the time of announcement of the relevant transaction.

~~This analysis indicated the following:~~ The selected transactions reviewed by Evercore, the month and year each was announced and the Total Enterprise Value / T+4 Revenue multiple for each of the transactions were as follows:

~~Implied Enterprise Value Relative to Benchmark Among Selected Transactions~~ 	~~25th Percentile~~ 	~~Median~~ 	~~Mean~~ 	~~75th Percentile~~
~~T+4 Revenue~~ 	~~3.9x~~ 	~~4.8x~~ 	~~4.6x~~ 	~~5.2x~~

Month and Year Announced	Acquiror	Target	Total Enterprise Value / T+4 Revenue
December 2025	BioMarin Pharmaceutical Inc.	Amicus Therapeutics, Inc.	3.9x
July 2025	Merck & Co., Inc.	Verona Pharma plc	4.4x
June 2025	SANOFI SA	Blueprint Medicines Corporation	5.2x
April 2025	Merck KGaA	SpringWorks Therapeutics, Inc.	2.6x
January 2025	Johnson & Johnson	Intra-Cellular Therapies, Inc.	5.2x
July 2023	Biogen Inc.	Reata Pharmaceuticals, Inc.	6.2x
August 2022	Pfizer Inc.	Global Blood Therapeutics, Inc.	5.1x
May 2022	Pfizer Inc.	Biohaven Pharmaceutical Holding Company Ltd.	4.1x
		25th Percentile	3.9x
		Median	4.8x
		Mean	4.6x
		75th Percentile	5.2x

Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore selected a reference range of enterprise value to T+4 Revenue multiples of 3.9x to 5.2x and applied this range of multiples to Apellis’ estimated T+4 Revenue as of December 31, 2029 of $1.4 billion based on research analysts’ estimates. Based on this range of implied enterprise values, Apellis’ estimated cash and cash equivalents balance of approximately $412 million and debt, each as of March 31, 2026, and the number of fully diluted Shares as of March 27, 2026, in each case as provided by Apellis management, this analysis indicated a range of implied equity values per Share of $38 to $50, compared to the upfront consideration amount of $41 per Share (excluding any milestone payments).

Although none of the target companies reviewed in the selected transactions analysis is directly comparable to Apellis and none of the selected transactions is directly comparable to the offer and the merger, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant to Apellis for purposes of its financial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions and other matters, as well as differences in financial, business, operating characteristics and other factors relevant to the target companies in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

8.	The paragraph under the heading “—Equity Research Analyst Price Targets” on page 40 is amended and restated as follows:

Evercore reviewed selected public market trading price targets for the Shares prepared and published by 21 research analysts that were publicly available as of March 30, 2026, the last full trading day prior to the delivery by Evercore of its opinion to the Apellis Board. These price targets reflect research analysts’ estimates of the future public market trading price of the Shares at the time the price target was published. As of March 30, 2026, the range of selected research analyst price targets per Share was $18.00 to $55.00, with a median price target of $31.00. Public market trading price targets published by research analysts do not necessarily reflect current market trading prices for the Shares and these target prices and the research analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Apellis and future general industry and market conditions.

9.	The last paragraph beginning on page 41 is amended and restated as follows:

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Apellis, Biogen, potential parties to the offer and the merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Apellis or Biogen. According to Evercore’s internal records, as of the date of its opinion, Evercore did not own any direct equity interest in Apellis or Biogen or any interest in an investment fund sponsored by Apellis or Biogen or any of their respective controlled affiliates.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraph under the heading “Legal Proceedings” on page 48 is deleted and replaced with the following:

“On April 21, 2026, Kent Harris, a purported stockholder of Apellis, filed a lawsuit against Apellis and its directors in the Supreme Court of the State of New York, captioned Harris v. Apellis Pharmaceuticals, Inc. et al.,

Case No. 652334/2026 (the “Harris complaint”). On April 22, 2026, John Clark, a purported stockholder of Apellis, filed a lawsuit against Apellis and its directors in the Supreme Court of the State of New York, captioned Clark v. Apellis Pharmaceuticals, Inc. et al., Case No. 652385/2026 (the “Clark complaint”). Each of the Harris and Clark complaints alleges that the Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (a) negligent misrepresentation and concealment in violation of New York common law; and (b) negligence in violation of New York common law. Each of the Harris and Clark complaints seeks, among other things, (i) injunctive relief preventing the consummation of the proposed transactions until the alleged omitted material information has been disclosed; (ii) rescission of the proposed transactions or an award of actual and punitive damages in the event the proposed transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On April 27, 2026, Elissa Schwartz, a purported stockholder of Apellis, filed a lawsuit against Apellis and its directors, Biogen and Purchaser in the Superior Court of the Commonwealth of Massachusetts, captioned Schwartz v. Chan et al., Case No. 2683CV00396 (the “Schwartz complaint”). The Schwartz complaint alleges that the Schedule 14D-9 and the Schedule TO misrepresent and/or omit material information and, as a result, asserts causes of action against all defendants for (a) negligent misrepresentation and concealment under Massachusetts common law and (b) general negligence under Massachusetts common law. The Schwartz complaint seeks, among other things, (i) a declaration that the defendants misrepresented, concealed or omitted facts, and/or aided and abetted in the same; (ii) a declaration that the defendants were negligent and failed to exercise reasonable care or competence in preparing the Schedule TO and the Schedule 14D-9; (iii) an order that the defendants make corrective and complete disclosures; (iv) injunctive relief preventing and/or rescinding the proposed transactions until trial or until the defendants have made corrective and complete disclosures; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

In addition to the complaints, as of May 6, 2026, Apellis has received 13 demand letters from purported stockholders of Apellis generally alleging disclosure deficiencies in connection with the disclosures associated with the proposed transactions (collectively, the “demand letters”).

The defendants believe that the allegations and claims asserted in the foregoing complaints and demand letters, as applicable, are without merit and that the disclosures in the Schedule 14D-9 and the Schedule TO comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, Apellis, members of the Apellis Board, Biogen or Purchaser, or that the complaints or demand letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Apellis will not necessarily disclose them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APELLIS PHARMACEUTICALS, INC.

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Title:	Chief Financial Officer

Dated: May 6, 2026